UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Regis Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

758932107

(CUSIP Number)

Caren Abramovich

Birch Run Capital Advisors, LP

405 Lexington Avenue

Suite 839

New York, NY 10174

(212) 433–1980

with a copy to:

Douglas Rappaport

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Birch Run Capital Advisors, LP*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,658,941
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,658,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

*	Birch Run Capital Advisors, LP is a registered investment adviser.
**

This calculation is based on a total of 35,789,820 shares of the common stock of Regis Corporation (the “Issuer”) outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS BRC Advisors GP, LLC*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,658,941
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,658,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

*	BRC Advisors GP, LLC is the General Partner to Birch Run Capital Advisors, LP, the registered investment adviser.
**	This calculation is based on a total of 35,789,820 shares of the common stock of the Issuer outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Daniel Gordon Beltzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,535*
	8	SHARED VOTING POWER 1,658,941
	9	SOLE DISPOSITIVE POWER 17,535*
	10	SHARED DISPOSITIVE POWER 1,658,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,676,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%***
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

*	Daniel Beltzman has been awarded an aggregate of 17,535 restricted stock units (“RSUs”). Each RSU represents a contingent right to receive one share of the Issuer’s common stock.
**	This calculation is based on a total of 35,789,820 shares of the common stock of the Issuer outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Gregory Howard Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,658,941
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,658,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

*	This calculation is based on a total of 35,789,820 shares of the common stock of the Issuer outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Walnut BRC, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,033,581
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,033,581

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,033,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	This calculation is based on a total of 35,789,820 shares of the common stock of the Issuer outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS New Walnut GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,033,581
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,033,581

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,033,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This calculation is based on a total of 35,789,820 shares of the common stock of the Issuer outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Torch BRC, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,962,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,962,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,962,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	This calculation is based on a total of 35,789,820 shares of the common stock of the Issuer outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS Springhill Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,962,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,962,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,962,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This calculation is based on a total of 35,789,820 shares of the common stock of the Issuer outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS James Grosfeld Trust under Agreement dated December 16, 1988, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,962,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,962,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,962,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This calculation is based on a total of 35,789,820 shares of the common stock of the Issuer outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

CUSIP No. 758932107

1	NAMES OF REPORTING PERSONS James Grosfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,962,648
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,962,648

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,962,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This calculation is based on a total of 35,789,820 shares of the common stock of the Issuer outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 amends and supplements the Amended Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2020, by Daniel Beltzman, Gregory Smith, Birch Run Capital Advisors, LP and BRC Advisors GP, LLC.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the disclosure previously reported in the Schedule 13D, as amended.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the previously filed Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of Schedule 13D is amended and restated, as the case may be, as follows:

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1. Birch Run Capital Advisors, LP, a Delaware limited partnership (the “Adviser”)

2. BRC Advisors GP, LLC, a Delaware limited liability company (“Birch Run GP”)

3. Daniel Beltzman

4. Gregory Smith

5. Walnut BRC, LP, a Delaware limited partnership (“Walnut”)

6. New Walnut GP LLC, a Delaware limited liability company (“Walnut GP”)

7. Torch BRC, LP, a Delaware limited partnership (“Torch”)

8. Springhill Investments LLC, a Delaware limited liability company (“Springhill”)

9. James Grosfeld Trust under Agreement dated December 16, 1988, as amended, a Michigan Trust (“Grosfeld Trust”)

10. James Grosfeld

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

For each of the Adviser, Birch Run GP, Daniel Beltzman and Gregory Smith:

405 Lexington Avenue, Suite 839, New York, New York 10174.

For Walnut and Walnut GP:

655 Madison Avenue, 11th Floor, New York 10065

For each of Torch, Springhill, Grosfeld Trust and James Grosfeld:

One Towne Square, Suite 1600, Southfield, MI 48076

(c) Each of the Reporting Persons is engaged in the business of investing. The Adviser’s principal business is serving as an investment adviser to certain affiliated private investment funds, including Birch Run Capital Partners, LP. Birch Run GP’s principal business is serving as the general partner of the Adviser. Daniel Beltzman’s principal occupation is serving as a Managing Member of Birch Run GP and a Managing Member of the general partner of certain funds, including Birch Run Capital Partners, LP. Gregory Smith’s principal occupation is serving as a Managing Member of Birch Run GP and a Managing Member of the general partner of certain funds, including Birch Run Capital Partners, LP. Walnut’s principal business is investing in securities. Walnut GP’s principal business is serving as the general partner of Walnut. Torch’s principal business is investing in securities. Springhill’s principal business is serving as the general partner of Torch. Grosfeld Trust’s principal business is investing in securities, including serving as the sole member of Springhill. James Grosfeld’s principal business is investing in securities and Mr. Grosfeld serves as Trustee of Grosfeld Trust.

(d) and (e) During the past five years, none of the Reporting Persons nor Birch Run Capital Partners, LP has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1. The Adviser – Delaware

2. Birch Run GP – Delaware

3. Daniel Beltzman – United States

4. Gregory Smith – United States

5. Walnut – Delaware

6. Walnut GP – Delaware

7. Torch – Delaware

8. Springhill – Delaware

9. Grosfeld Trust – Michigan

10. James Grosfeld – United States

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Assignment of General Partner Interests

Pursuant to an Assignment, dated June 11, 2021, Walnut BRC GP, LLC transferred all of the general partner interests in Walnut to Walnut GP for no consideration and Walnut GP became the general partner of Walnut. In addition, pursuant to an Assignment, dated June 11, 2021, Torch BRC GP, LLC transferred all of the general partner interests in Torch (together with Walnut, each a “Partnership” and, collectively, the “Partnerships”) to Springhill for no consideration and Springhill became the general partner of Torch. As general partner of Walnut, Walnut GP may be deemed to have voting and investment power over the shares of Common Stock of the Issuer held by Walnut, and as the general partner of Torch, Springhill may be deemed to have voting and investment power over the shares of Common Stock of the Issuer held by Torch. Further, the Adviser has ceased to serve as investment adviser to either of the Partnerships and no longer has any voting or investment power over the shares of Common Stock of the Issuer held by either of the Partnerships.

Standstill Agreement

On June 11, 2021, the Adviser, Walnut GP, and Springhill (collectively, the “Standstill Agreement Parties”) entered into a Standstill Agreement (the “Standstill Agreement”). Pursuant to the Standstill Agreement, the Adviser agreed to certain limits on communications regarding the Issuer with either Walnut GP or Springhill. In addition, Walnut GP and Springhill each agreed that, during the Standstill Period (as defined below), they shall not, and shall cause Walnut or Torch (as appropriate) not to, directly or indirectly, in any manner, alone or in concert with others, engage in certain disposition or acquisition transactions with respect to or based on the Common Stock of the Issuer. The term “Standstill Period” is defined in the Standstill Agreement as the period commencing on the date of the Standstill Agreement and ending on the earlier of (A) September 30, 2021, and (B) the date that the Issuer files its Annual Report on Form 10-K with the SEC.

The foregoing description of the Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on a total of 35,789,820 shares of the Common Stock outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 6, 2021.

Birch Run Capital Partners, LP holds 1,658,941 shares of Common Stock. Daniel Beltzman, a member the Issuer’s Board of Directors, has been awarded an aggregate of 17,535 restricted stock units (“RSUs”) for his service as a director. Each RSU represents a contingent right to receive one share of Common Stock.

Birch Run Capital Partners, LP has delegated to the Adviser voting and investment power over the securities held by it pursuant to an Investment Management Agreement with the Adviser. As a result, each of the Adviser, Birch Run GP, as the general partner of the Adviser, and Messrs. Beltzman and Smith, as Co-Managing Members of the Adviser GP, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Birch Run Capital Partners, LP. Birch Run Capital Partners, LP specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with the Adviser.

Walnut holds 5,033,581 shares of Common Stock. As the general partner of Walnut, Walnut GP may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Walnut.

Torch holds 3,962,648 shares of Common Stock. As the general partner of Torch, Springhill may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Torch. As the sole member of Springhill, Grosfeld Trust may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Torch. As the Trustee of Grosfeld Trust, James Grosfeld may be deemed to exercise voting and investment power over the shares of Common Stock directly held by Torch.

If the Standstill Agreement Parties and their affiliated Reporting Persons are deemed to have formed a Section 13(d) group as a result of the Standstill Agreement, such group would beneficially own 10,672,705 shares of Common Stock in the aggregate, although in no case do any of the Standstill Agreement Parties have or share voting or investment power with respect to the entirety of that number of shares of Common Stock. See the discussion of the Standstill Agreement in Item 4.

(c) The information in Item 4 is incorporated herein by reference.

(d) Items 5(a) and 5(b) above are incorporated herein by reference.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 is incorporated herein by reference.

The Standstill Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Standstill Agreement, dated June 11, 2021, by and among Birch Run Capital Advisors, LP, Springhill Investments LLC and New Walnut GP LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of June 14, 2021

Birch Run Capital Advisors, LP

By:	/s/ Caren Abramovich
Name:	Caren Abramovich
Title:	Chief Operating & Compliance Officer
BRC Advisors GP, LLC, the General Partner

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
Name:	Caren Abramovich
Title:	Chief Operating & Compliance Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith

Walnut BRC, LP

By:	/s/ Barry L. Bloom
Name:	Barry L. Bloom
Title:	Manager
New Walnut GP LLC, the General Partner

New Walnut GP LLC

By:	/s/ Barry L. Bloom
Name:	Barry L. Bloom
Title:	Manager

Torch BRC, LP

By:	/s/ James Grosfeld
Name:	James Grosfeld
Title:	Manager
Springhill Investments LLC, the General Partner

Springhill Investments LLC

By:	/s/ James Grosfeld
Name:	James Grosfeld
Title:	Manager

James Grosfeld Trust under Agreement dated December 16, 1988, as amended

By:	/s/ James Grosfeld
Name:	James Grosfeld
Title:’	Trustee

James Grosfeld

By:	/s/ James Grosfeld